Exhibit 3.1

Articles of amendment

TO AMENDED AND RESTATED ARTICLES OF INCORPORATION

of
aetrium incorporated

The undersigned, Paul H. Askegaard, Assistant Secretary and Treasurer of Aetrium Incorporated, a Minnesota corporation (the “Corporation”), hereby certifies that:

1.        The name of the Corporation is Aetrium Incorporated, a Minnesota corporation.

2.        Section 6.1 of the Corporation’s Amended and Restated Articles of Incorporation has been amended by the Corporation’s Board of Directors pursuant to resolutions adopted at a duly called and held meeting of the Corporation’s Board of Directors held on September 24, 2013 to read in its entirety as follows:

6.1. Authorized Shares The aggregate number of shares which the corporation shall have authority to issue shall be Three Million Two Hundred Thousand (3,200,000), $.001 par value per share, of which Three Million (3,000,000) shall be common voting shares and Two Hundred Thousand (200,000) shall be undesignated shares. The Board of Directors shall have the authority to issue any or all such shares and rights to shares in accordance with the Act. The common voting shares shall be of the same class and series with equal rights and preferences unless the Board of Directors shall establish one or more separate classes or series. The undesignated shares shall be issued in such classes or series and shall have such voting rights and preferences or restrictions, including without limitation, rights, preferences and restrictions as to redemption, distributions and conversion, as the Board of Directors may establish.

3.        The foregoing amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes.

4.        The foregoing amendment was adopted pursuant to Section 302A.402, Subd. 3 of the Minnesota Statutes in connection with a combination, or reverse split, of the Corporation’s common stock.

5.        The foregoing amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares of any class or series of the Corporation that remains unissued after such combination exceeding the percentage of authorized shares of that class or series that were unissued before the combination.

6.        The combination giving rise to the foregoing amendment concerns a one-for-ten (1-for-10) reverse split of the common stock of the Corporation. Such combination is being effected as follows:

(a)     At 12:01 a.m., Central Time, on October 11, 2013 (the “Effective Time”), each share of Common Stock of the Corporation outstanding as of the Effective Time (“Pre-Split Common Stock”) will be automatically reclassified and converted, without further action on the part of the holder thereof, into one tenth (1/10th) of a share of Common Stock of the Corporation (“Post-Split Common Stock”) (“Reverse Split”); provided that

(b)     for any registered certificate of Pre-Split Common Stock that results from the Reverse Split in a fractional share of Post-Split Common Stock, the Post-Split Common Stock fractional share will be rounded up.

7.        The foregoing amendment will be effective at 12:01 a.m., Central Time, on October 11, 2013.

IN WITNESS WHEREOF, these Articles of Amendment have been executed by the undersigned as of this 27th day of September, 2013.

AETRIUM INCORPORATED

By:	/s/ Paul H. Askegaard
Paul H. Askegaard
Assistant Secretary and Treasurer